September 4, 2018

Paul W. Mobley
Chief Financial Officer
Noble Roman's, Inc.
One Virginia Avenue, Suite 300
Indianapolis, Indiana 46204

       Re: Noble Roman's, Inc.
           Form 10-K for the Year Ended December 31, 2017
           Filed March 29, 2018
           File No. 000-11104

Dear Mr. Mobley:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2017

Financial Statements
Consolidated Balance Sheets, page 27

1. Given the significance of your "other assets including long-term portion of accounts receivable - net" to total assets, please provide us with the following:
        a breakdown of the significant items that comprise other assets, and the amount of long-term accounts receivable included in the balance;
        the nature of the long-term accounts receivable including how it originated and the reason it is considered long-term;
        provide further details on the amounts that were transferred to long-term receivables and expand on the amounts related to former franchisees (page 16) and why you consider them to be collectible; and
 Paul W. Mobley
Noble Roman's, Inc.
September 4, 2018
Page 2

             the details of the Heyser case including what amounts are classified as long-term receivables related to the case and how you determine the adjustments to the valuation of such receivables per the amounts recorded in your statement of operations

Item 9A. Controls and Procedures
Management's Report on Internal Control Over Financial Reporting, page 45

2. Please revise to include a statement identifying the framework used by management to evaluate the effectiveness of internal control over financial reporting (e.g., COSO framework 2013). Refer to Item 308(a)(2) of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 with any questions.



FirstName LastNamePaul W. Mobley                              Sincerely,
Comapany NameNoble Roman's, Inc.
                                                              Division of
Corporation Finance
September 4, 2018 Page 2                                      Office of
Transportation and Leisure
FirstName LastName